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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Planners' Financial Services of America, A Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7333 E Doubletree Ranch Road Suite 120
(No. and Street)

Scottsdale (City) AZ (State) 85258 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Shindel (480) 991-0225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road Suite A200 (Address) Walnut Creek (City) CA (State) 94596 (Zip Code)

SEC Mail Processing
FEB 24 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities and Exchange Commission
Trading and Markets
FEB 24 2020
RECEIVED

RMS
EG.

OATH OR AFFIRMATION

I, Chad Shindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Planners' Financial Services of America, A Limited Partnership, as of and for the year ended December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSEMARY L TIPTON
Notary Public – Arizona
Maricopa County
My Comm. Expires Jul 25, 2021

Signature

Vice President and Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Partners of
United Planners' Financial Services of America

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of United Planners' Financial Services of America, a Limited Partnership (the "Partnership"), as of December 31, 2019, the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

We have served as United Planners' Financial Services of America's auditor since 2014.
Walnut Creek, California
February 20, 2020

United Planners' Financial Services of America, A Limited Partnership
Statement of Financial Condition
December 31, 2019

Assets		
Cash and cash equivalents	$	8,796,611
Securities owned		22,140
Commissions and advisory fees receivable		4,859,809
Clearing deposit		100,000
Operating lease asset		1,326,941
Property and equipment, net		466,287
Other assets		3,539,799
Total assets	$	19,111,587
Liabilities and Partners' Capital		
Liabilities		
Commissions payable	$	4,705,639
Accrued compensation and other liabilities		3,036,633
Accounts payable		125,449
Operating lease liability		1,498,134
Total liabilities		9,365,855
Partners' Capital		
General Partner		5,210,845
Limited Partners		4,534,887
Total Partners' capital		9,745,732
Total liabilities and Partners' capital	$	19,111,587

The accompanying notes are an integral
part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statement of Income
Year ended December 31, 2019

Revenues		
Commissions	$	47,380,162
Advisory fees		38,384,103
Other		3,419,298
Interest		187,191
Total revenues		89,370,754
Operating Expenses		
Commissions		73,451,724
Employee compensation and benefits		8,835,451
Professional services		1,252,453
General and administrative		676,605
Office		569,024
Communications and data processing		511,714
Ticket charges		398,640
Rent		390,067
Advertising and sales		295,187
Other		157,466
Depreciation		90,533
Total operating expenses		86,628,864
Net income	$	2,741,890

The accompanying notes are an integral part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statement of Changes in Partners' Capital
Year ended December 31, 2019

	General Partner's Capital	Limited Partners' Capital	Total
Balance - January 1, 2019	$ 5,129,929	$ 4,288,329	$ 9,418,258
Distributions	(1,193,704)	(1,220,712)	(2,414,416)
Net income - preferred return	196,811	149,948	346,759
Net income - residual allocation	1,077,809	1,317,322	2,395,131
Balance - December 31, 2019	$ 5,210,845	$ 4,534,887	$ 9,745,732

The accompanying notes are an integral
part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statement of Cash Flows
Year ended December 31, 2019

Cash flows from operating activities:	
Cash received from commissions and advisory fees	$ 86,184,987
Other cash receipts	3,419,298
Interest received	187,191
Purchases of securities owned	(22,140)
Cash paid for operating leases	(335,364)
Cash paid for commissions	(73,398,602)
Cash paid to vendors and employees	(13,013,766)
Net cash provided by operating activities	3,021,604
Cash flows from investing activities:	
Purchases of property and equipment	(253,157)
Loans issued to representatives	(1,084,500)
Payments received on loans to representatives	231,499
Net cash used for investing activities	(1,106,158)
Cash flows from financing activities:	
Partners' capital distributions	(2,015,696)
Net cash used for financing activities	(2,015,696)
Net decrease in cash, cash equivalents and clearing deposit	(100,250)
Cash, cash equivalents and clearing deposit - beginning of year	8,996,861
Cash, cash equivalents and clearing deposit - end of year	$ 8,896,611
Non-cash investing and financing activities:	
Distributions applied to non-forgivable loans	$ 398,720

The accompanying notes are an integral
part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statement of Cash Flows - Continued
Year ended December 31, 2019

Reconciliation of net income to net cash provided by operating activities:	
Net income	$ 2,741,890
Adjustments to reconcile net income to net cash provided by operating activities:	
Compensation through forgiveness of loans issued to representatives	277,761
Depreciation	90,533
Changes in assets and liabilities:	
Decrease in commissions and advisory fees receivable	420,721
Increase in other assets	(182,100)
Increase in securities owned	(22,140)
Decrease in operating lease asset	273,423
Increase in commissions payable	53,122
Increase in accounts payable	31,477
Decrease in accrued compensation and other liabilities	(413,094)
Decrease in operating lease liability	(249,989)
Net cash provided by operating activities	$ 3,021,604

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Description of Operations

United Planners' Financial Services of America, A Limited Partnership (the "Partnership"), is a securities broker-dealer licensed in all states. The Partnership is subject to regulation under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership was formed on August 21, 1987 although the partnership agreement has since been amended and restated, and shall continue until August 21, 2075.

The General Partner of the Partnership is United Planners' Group, Inc. (the "Corporation"), an Arizona Corporation, while the limited partners are participating brokers who are also independent contractors of the Partnership.

The Partnership was established to conduct the business of a broker-dealer/general agency engaged in the investment in and distribution of securities, investment programs, and other financial services products. The Partnership acts as an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, mutual fund, life insurance company, or limited partnership.

The Partnership transmits all customer funds and securities to the clearing enterprise, which maintains and preserves all accounts and records of the Partnership's customers. The clearing enterprise receives a fee for this service, which is a percentage of the gross commission on agency transactions or the net trading profits after clearing fees on principal transactions.

The Partnership is also a Registered Investment Advisor under the Investment Advisors Act of 1940.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Partnership prepares its financial statements in accordance with U.S. generally accepted accounting principles.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Note 2 – Summary of Significant Accounting Policies - Continued

Commissions and Advisory Fees Receivable and Commissions Payable

Commissions and advisory fees receivable primarily represent amounts due to the Partnership from the sale of financial products and advisory services. Commissions payable represent amounts due to the Partnership's sales representatives in connection with the sale of financial products and advisory services.

Fair Value of Financial Instruments

The carrying amount of commissions and advisory fees receivable, commissions payable and other liabilities, approximates fair value due to the short-term maturity of those instruments.

Property and Equipment

Property and equipment is recorded at cost and depreciated or amortized using the straight-line method based on estimated useful lives ranging from four to eight years.

Clearing Deposits

Clearing deposits represent a deposit maintained with a clearing broker-dealer in connection with the use of their services.

Other Assets

Other assets include notes receivable of $2,470,557 that are due from representatives and limited partners. The notes are carried at the lower of their carrying value or fair value. As of December 31, 2019, the carrying value of notes receivable approximates fair value, which is determined based on current market information for similar instruments.

Securities Transactions

Securities transactions for the Partnership's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement-date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Note 2 – Summary of Significant Accounting Policies - Continued

Income Taxes

The Partnership files a partnership tax return with the earnings and losses included in the income tax returns of the general and limited partners who are taxed depending on their respective tax status. Management evaluates annually its tax positions and, if applicable, adjusts its income tax provision accordingly. As of December 31, 2019, no uncertain tax positions have been identified and accordingly, no provision has been made. The Partnership is no longer subject to examinations by major tax jurisdictions for years before 2015.

On January 2, 2018, with an effective date of December 31, 2017, the Internal Revenue Service ("IRS") issued final regulations affecting partnerships (and entities taxed as partnerships) that are intended to streamline the tax examination process and allow the IRS to collect any underpayments of tax from the partnership rather than the individual partners. Under the new process, the IRS will examine partnership items in a prior year under examination and any tax adjustments will be taken into account at the partnership level in the current year when the examination is complete. The partnership will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. The final regulations provide that partnerships can elect out of the new tax examination process if eligible. Management does not believe these changes have an effect on the Partnership's financial statements as of and for the year ended December 31, 2019.

Advertising Costs

Advertising costs are expensed when incurred. Total advertising expense for the year ended December 31, 2019 was $160,273, which was recorded as a component of advertising and sales.

Comprehensive Income

There are no differences between comprehensive income and net income in the accompanying statements of income.

Uses of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Summary of Significant Accounting Policies - Continued

Recently Adopted Accounting Pronouncements

Effective for the year ended December 31, 2019, the Partnership has adopted *ASU 2016-02, Leases (Topic 842)*. The new standard defines a lease as a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (the underlying asset) for a period of time in exchange for consideration.

The Partnership has adopted the practical expedient and has applied ASU 2016-02 using the modified retrospective approach with the cumulative effect of initial application recognized as an adjustment to deferred rent. As a result, there was no beginning balance adjustment to Partners' Capital for the year ended December 31, 2019.

The primary difference between accounting for leases under ASC 840 and the new guidance under ASC 842 is the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases. Accordingly, the Partnership has recognized all lease assets and liabilities on its statement of financial condition. Both finance leases and operating leases create an asset (right-of-use or ROU asset) and a liability measured at the present value of the lease payments.

The classification criteria in ASC 842 for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases under ASC 840.

Under ASC 842, a lessee finance lease exists when any of the following criteria are met at lease commencement:

a. The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.
b. The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
c. The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.
d. The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset.
e. The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

If the lease has none of the previous characteristics, then a lessee would classify the lease as an operating lease. The Partnership did not have any finance leases at December 31, 2019.

Note 3 – Revenues

Revenues are recognized when, or as, the Partnership satisfies its performance obligations by transferring control of promised products or services to customers in an amount that reflects the consideration the Partnership expects to be entitled to in exchange for those products or services. Revenues are reported on a gross basis when the Partnership is acting in the capacity of the principal and on a net basis when the Partnership is the agent in a contract. Principal or agent designations depend on which entity has primary responsibility over performance obligations and control over the product or service before it is transferred to a customer.

Commissions

The Partnership, as an introducing broker-dealer, recognizes sales-based commissions on a trade-date basis when customers purchase stocks, mutual funds, variable annuities and other financial products. Sales-based commissions are generally based on a percentage of a product's market value at the time of purchase. The Partnership earns trailing commissions on eligible products, primarily on variable annuities and mutual funds held by customers. Trailing commissions are recurring in nature, recognized over time as earned and based on the market value of customers' trail eligible holdings.

Commissions are reported on a gross basis as the Partnership is the principal and has primary responsibility over the performance obligations.

Advisory Fees

Fees are generally billed to customers monthly or quarterly, in advance or arrears, and based on either the period ending balance or average balance of total assets held. For accounts that are opened in the middle of a period, the fees are pro-rated accordingly and billed at the end of the period. Advisory fees may be received quarterly, but are recognized as earned on a pro-rata basis over the term.

The Partnership recognizes fees billed to customers as advisory fee revenue on a gross basis in accounts where the Partnership is the registered investment advisor ("RIA"). Advisors may conduct their advisory business through separate entities by establishing their own independent RIA firms rather than utilizing the Partnership's corporate RIA. As independent RIAs are primarily responsible for providing the service to a customer, the portion of advisory fees that are collected from the customer by the Partnership and remitted to the independent RIA are considered pass-through amounts and only the net amount retained by the Partnership is included as a component of advisory fee revenue.

Note 3 – Revenues - Continued

Other Revenues

Other revenues primarily include amounts charged to the Partnership's representatives for providing administrative, compliance and technology services in addition to marketing allowances received from product sponsors. Revenues from these services are recurring in nature and recognized over time as the Partnership satisfies its performance obligations.

Disaggregation of Revenue

The following presents the Partnership's revenue from contracts with customers disaggregated by major business activity for the year ended December 31, 2019:

Variable annuities	$	26,538,099
Mutual funds		10,317,801
Fixed annuities		3,939,476
General securities		3,044,665
Alternative investments		1,047,856
Other		2,492,265
Total commissions		47,380,162
Advisory fees		38,384,103
Other revenues		3,419,298
Total revenue from contracts with customers	$	89,183,563

Contract Balances

The timing of the Partnership's revenue recognition may differ from the timing of payment by its customers. The Partnership records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. The Partnership had receivables related to revenue from contracts with customers, which it considered fully collectible, of $4,859,809 at December 31, 2019.

Note 4 – Concentration of Credit Risk

As of December 31, 2019, $250,000 of the Partnership's bank balances were insured by the Federal Deposit Insurance Corporation, and $8,705,720 was uninsured, consisting of cash of $538,958 and money market accounts of $8,166,762. The Partnership has never experienced any losses related to these balances.

Note 5 – Fair Value Measurements

Financial accounting standards define fair value and include a framework for measuring fair value and establish a fair value hierarchy which prioritizes valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes valuation techniques used to measure fair value into three broad levels:

- ***Level 1*** - Valuation based on unadjusted quoted prices within active markets for identical assets or liabilities accessible or payable by the Partnership.
- ***Level 2*** - Valuation based on quoted market prices for similar assets or liabilities within active or inactive markets or information other than quoted market prices observable through market data for substantially the full term of the asset or liability.
- ***Level 3*** - Valuation based on inputs other than quoted market prices that reflect assumptions about the asset or liability that market participants would use when performing the valuation based on the best information available in the circumstances.

As of December 31, 2019, the Partnership's assets and liabilities measured at fair value on a recurring basis consist of the following:

	Level 1	Level 2	Level 3	Total
Money market accounts	$ -	$ 8,166,762	$ -	$ 8,166,762
Mutual funds	22,140	-	-	22,140
Total	$ 22,140	$ 8,166,762	$ -	$ 8,188,902

During 2019, the Partnership did not have any assets or liabilities measured on a non-recurring basis.

Note 6 – Property and Equipment

Property and equipment as of December 31, 2019 are as follows:

Equipment	$ 408,888
Furniture	346,844
Leasehold improvements	264,116
Computer software	12,083
Total	1,031,931
Less accumulated depreciation	(565,644)
Property and equipment, net	$ 466,287

Note 7 – Employee Benefit Plan

Effective January 1, 2008, the Partnership established the United Planners' Financial Services of America 401(k) Plan (the "Plan"), which covers all eligible employees. During 2019 the Partnership matched 100% of the first 4% of employee contributions and 50% of the next 3% of employee contributions. The Partnership's share of contributions to the Plan for the year ended December 31, 2019 was $216,521.

Note 8 – Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. Regulatory net capital is calculated as total partners' capital plus subordinated liabilities, less non-allowable assets and applicable haircuts.

As of December 31, 2019, the Partnership had regulatory net capital of $5,440,037, which was $4,904,109 in excess of its required net capital of $535,928. As of December 31, 2019, the Partnership's aggregate indebtedness was 1.48 times its net capital.

Note 9 – Reserve and Possession or Control Requirements

Rule 15c3-3 ("The Rule") of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards regarding the physical possession or control of fully paid and excess margin securities. There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Partnership's business, these conditions are satisfied and the Partnership claims an exemption under subparagraph (k)(2)(ii) of the Rule.

Note 10 – Allocation of Profits and Losses and Cash Distributions

The Limited Partnership Agreement, as amended and restated, states that allocable profits and losses (as defined in the agreement) shall be allocated 45% to the General Partner and 55% to the Limited Partners. Limited Partners and General Partners are to receive a minimum of 25% and 50%, respectively, of any allocation in cash. Losses incurred prior to December 1993, were allocated 100% to the General Partner.

The Limited Partnership Agreement also defines a Preferred Return on Capital Invested (the "Preferred Return"). The rate used for the Preferred Return is determined annually at the General Partner's discretion. For the year ended December 31, 2019, the Preferred Return was $346,759.

Note 11 – Related-Party Transactions

The Partnership reimbursed the Corporation for certain technology use charges totaling $168,000 for the year ended December 31, 2019, which are reported as a component of communications and data processing expenses.

The Partnership occasionally enters into agreements with some limited partners. Under these agreements the Partnership typically advances funds at the time of affiliation to assist with the cost of transition and other business needs. Once certain production and other requirements are met, these advances are either repaid or considered compensation. During 2019, $604,987 of these advances were repaid through commissions or partner allocations and $257,008 were reported as recruiting expenses included in general and administrative expenses. As of December 31, 2019, advances in the amount of $2,014,562 were reported as other assets.

During the year ended December 31, 2019, the Partnership paid companies sharing common ownership with the Partnership $433,359 for technology services.

Note 12 – Contingent Liabilities

The Partnership is a defendant in lawsuits arising in the normal course of business. It is the opinion of management that the probability of losses, if any, that will result from the litigation will not be material to the financial position or results of operations of the Partnership. It is reasonably possible that a loss that would be material to the Partnership would be incurred in future years as a result of ensuing arbitration, mediation or litigation.

Note 13 – Financial Instruments with Off-Balance Sheet Risk

As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of customers, including financial institutions. The Partnership introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

The Partnership's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may result in the Partnership's inability to liquidate the customer's collateral at an amount equal to the original contracted amount.

Agreements between the Partnership and its clearing agents require the Partnership to assume any exposure related to such nonperformance of its customers. The Partnership monitors its customers' activity by reviewing information it receives from its clearing agents on a daily basis. Upon customer nonperformance, the representative is obligated to compensate the Partnership. Accordingly, the Partnership is at risk to the extent it does not obtain reimbursement from its representatives.

Note 14 – Lease Obligations

The Partnership leases its office space under a lease agreement expiring on February 29, 2024, which is classified as an operating lease. The lease agreement includes annual payment increases based on a rate per square foot with an option to extend the lease for two additional five-year periods with an annual basic rent for the extension at 95% of the then prevailing fair market value base rental rate for comparable properties in Scottsdale, Arizona. The Partnership considered the likelihood of exercising the renewal terms in measuring its operating lease asset and lease liability of which the renewal periods are excluded in the Partnership's assessment of the lease terms. As the lease does not provide an implicit rate, the Partnership estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. The operating lease asset excludes lease incentives, is amortized over the estimated useful life of the asset and is included in office expense. Due to the adoption of ASC 842, the Partnership recorded operating lease assets of $1,600,364 in exchange for operating lease liabilities for the year ended December 31, 2019.

The Partnership's total operating lease costs under the lease agreement was $358,796 for the year ended December 31, 2019.

Note 14 – Lease Obligations - Continued

The following summarizes the change in the operating lease asset and lease liability for the year ended December 31, 2019:

	Operating Lease Asset	Operating Lease Liability
Beginning of year balance	$ 1,600,364	$ 1,748,123
Change for 2019	(273,423)	(249,989)
End of year balance	$ 1,326,941	$ 1,498,134

Future minimum lease payments on the non-cancelable operating lease as of December 31, 2019, are as follows:

Years ending December 31,	Amount
2020	$ 388,281
2021	395,694
2022	403,107
2023	410,520
2024	68,570
Total future minimum payments	1,666,172
Less: discount at 5.25%	(168,038)
Operating lease liability	$ 1,498,134

Note 15 – Subsequent Events

Management has evaluated subsequent events through February 20, 2020, the date the financial statements were available to be issued. No events or transactions occurred after year-end that require additional disclosure or adjustment to the financial statements.

United Planners' Financial Services of America, A Limited Partnership
Schedule I - Computation of Net Capital for
Brokers and Dealers Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2019

Net Capital:	
Total partners' capital qualified for net capital	$ 9,745,732
Deductions - nonallowable assets:	
Commissions and advisory fees receivable	132,953
Property and equipment, net	466,287
Other nonadmitted assets	3,539,799
Total deductions	4,139,039
Net capital before haircuts	5,606,693
Less haircuts	166,656
Net Capital	$ 5,440,037
Aggregate indebtedness	$ 8,038,914
Minimum net capital required	$ 535,928
Net capital in excess of minimum net capital required	$ 4,904,109
Ratio of aggregate indebtedness to net capital	1.48 to 1

Reconciliation with Partnership's Net Capital Computation:

There were no material differences noted in the Partnership's Net Capital Computation as of December 31, 2019.

United Planners' Financial Services of America, A Limited Partnership
Schedule II - Computation for Determination of Reserve
Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities and Exchange Commission
Year ended December 31, 2019

The Partnership is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Partnership's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Partners of
United Planners' Financial Services of America

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) United Planners' Financial Services of America, a Limited Partnership (the "Partnership"), identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Partnership claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Partnership stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter + Associates LLP

Walnut Creek, California
February 20, 2020

UNITED PLANNERS
FINANCIAL SERVICES
A LIMITED PARTNERSHIP

7333 EAST DOUBLETREE RANCH ROAD, SUITE 120, SCOTTSDALE, ARIZONA 85258
TEL (480) 991-0225 FAX (480) 991-2714

February 20, 2020

Exemption Report Required by SEC Rule 17a-5

United Planners' Financial Services of America, LP. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provision of k(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Chad Shindel, swear that to the best of my knowledge and belief, this exemption report is true and correct.

Respectfully submitted,

Chad Shindel, CPA, CGMA
Vice President and Chief Financial Officer